Exhibit 12

Hawaiian Electric Industries Capital Trust I

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED SECURITIES DISTRIBUTIONS

(unaudited)

	Nine months ended September 30,
(dollars in thousands)	2003	2002
Earnings	$6,464	$6,464

Fixed charges	$—	$—
Preferred securities distributions	6,270	6,270

Total combined fixed charges and preferred securities distributions	$6,270	$6,270

Ratio of earnings to combined fixed charges and preferred securities distributions	1.03	1.03